ZEN Graphene Solutions Comments
on Graphene in Protective Face Masks

Guelph, ON - April 5, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company, is aware of the statements from Health Canada (HC) regarding masks containing graphene and is aligned and supportive of the steps taken to regulate the use of graphene and remove products that are unsafe for the public. ZEN has had comprehensive testing performed on its biocidal coating and demonstrated that it can provide an added level of protection for front-line workers and the public. Most importantly, Nucro-Technics (a world-renowned testing facility) has performed extensive testing for cytotoxicity, irritation and skin sensitization and shown that its product is safe. Our partner Trebor Rx Corp. (Trebor) has also completed considerable testing on masks and has successfully passed Canadian requirements as a level 1 Medical Device for ASTM Level 1,2 and very recently, level 3, the highest level for surgical masks.

Beyond safety testing on masks, ZEN is actively exploring using its formulation for potential human use as a pharmaceutical product and has completed two phases of safety testing on lab animals with no negative effects after repeated ingestion at levels thousands of times higher than needed to eliminate pathogens. Due to the extremely encouraging results related to efficacy, the Microbiologist-in-Chief of Mount Sinai Hospital who conducted the studies, Dr. Tony Mazzulli, has recommended exploring the use of this compound for the treatment of human infectious disease, which is currently underway. The efficacy testing included several dangerous and hard to deal with antimicrobial resistant strains of bacteria. These results, combined with the excellent safety profile established to date, has resulted in ZEN having discussions with several interested parties from the pharmaceutical industry, organizations focused on antimicrobial resistance and world-class researchers in academia.

Greg Fenton, ZEN CEO commented: "Our focus as a company is developing technology that helps protect people and the environment. An integral part of that is working with experts and independent third parties to validate effectiveness and safety. Through this approach we have proven that our technology is highly effective against pathogens and safe for use on masks. Further, we are now on the path to demonstrating potentially even more important use as a pharmaceutical for human infectious disease while upholding the same excellent safety profile. Safety and third-party validation will always be a top priority for ZEN - and is why we are glad Health Canada has taken these steps to protect the public from substandard products like those removed from the market in Quebec last week."

"Our technology was borne amidst the pandemic out of a need to better protect front-line workers and those most vulnerable. Through our collective experience this past year, we firmly believe the need for additional protection will endure and why we will remain steadfast in achieving this goal. We are fully committed to working with Health Canada and our partner at Trebor to ensure our Made-in-Canada solution can bring additional protection to those that need it most as quickly as possible." added Mr. Fenton.

George Irwin, Trebor CEO, commented: "As a Canadian owned manufacturer of personal protective equipment (PPE) we fully support Health Canada's decision to warn the public to the dangers of substandard imported PPE Products. Companies that have rushed dangerous PPE to the public should be identified and their products removed from circulation. At Trebor we are proud to hold ourselves to the highest standard."

"Over the past year Trebor Rx's products have undergone rigorous testing at Canadian labs to ensure we can stand behind the efficacies Canadians deserve. We are committed to working with our partners at ZEN to develop innovative PPE technology to support frontline workers battling against COVID-19."

About ZEN Graphene Solutions Ltd.
ZEN is a next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

About Trebor Rx Corp.

Trebor Rx Corp. is led by George Irwin and Brenda Elliott, the 3rd generation Canadian business icons behind the Irwin Toy brand, which has been operating in Canada for almost 100 years. Fueled by a dedicated and compassionate team prioritizing safety and innovation, Trebor is disrupting the PPE industry and setting a new standard of production for masks and face shields while solving problems of cost, comfort, and medical waste. A proudly Canadian company with a production facility located in Collingwood, Ontario, Trebor is committed to providing Healthcare, Frontline, and Essential workers with innovative, new patented technology PPE during COVID-19 and beyond.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.